FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

T his Form 6-K consists of:

1.	News release issued on November 21, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	Semi-annual report dated November 22, 2006 filed with the Japanese government and with each stock exchange in Japan on which securities of the registrant are listed. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: /S/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact Director of Overseas Investor Relations Matsushita Electric Industrial Co., Ltd.

Dated: December 8, 2006

November 21, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, November 21, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the former Japanese Commercial Code, which applies pursuant to Article 81 of “the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law.”

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between October 30, 2006 and November 21, 2006

3.	Aggregate number of shares repurchased: 8,533,000 shares

4.	Aggregate repurchase amount: 19,998,215,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2006:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2006 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 32,375,000 shares

•	Aggregate repurchase amount: 79,994,020,000 yen

(Reference 2)

The number of shares issued and treasury stock as of September 30, 2006:

•	Total number of shares issued (excluding treasury stock): 2,192,915,563 shares

•	Treasury stock: 260,137,934 shares

# # #

[English summary with full translation of consolidated financial information]

Semi-Annual Report filed with the Japanese

government pursuant to the Securities and Exchange

Law of Japan

For the six months ended

September 30, 2006

Matsushita Electric Industrial Co., Ltd.

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This semi-annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this semi-annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this semi-annual report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30,			Year ended March 31,
	2006	2005	2004	2006	2005
Net sales	4,389,494	4,259,213	4,318,537	8,894,329	8,713,636
Income before income taxes	232,474	154,111	137,273	371,312	246,913
Net income	115,123	64,407	56,179	154,410	58,481
Total stockholders’ equity	3,856,267	3,626,117	3,604,592	3,787,621	3,544,252
Total assets	7,992,025	8,089,991	8,405,350	7,964,640	8,056,881
Stockholders’ equity per share of common stock (yen)	1,758.51	1,635.76	1,564.14	1,714.22	1,569.39
Net income per share of common stock, basic (yen)	52.38	28.82	24.26	69.48	25.49
Net income per share of common stock, diluted (yen)	52.38	28.82	24.26	69.48	25.49
Stockholders’ equity / total assets (%)	48.3	44.8	42.9	47.6	44.0
Net cash provided by operating activities	197,651	190,212	147,985	575,418	478,435
Net cash provided by (used in) investing activities	(343,067)	274,381	(26,832)	407,091	(178,296)
Net cash used in financing activities	(127,797)	(187,681)	(158,945)	(524,568)	(419,451)
Cash and cash equivalents at end of period	1,407,706	1,455,714	1,253,608	1,667,396	1,169,756
Total employees (persons)	331,557	332,548	339,607	334,402	334,752

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	The figures of net cash provided by operating activities and net cash used in financing activities in previous periods have been revised. (See Notes to Consolidated Financial Statements (1)(c) in V Financial Statements.)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(2)	Principal Businesses

The Matsushita Group is comprised primarily of the parent Matsushita Electric Industrial Co., Ltd. and 638 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Matsushita is engaged in production, sales and service activities in a broad array of business areas.

The Company’s business segment classifications consist of six segments, namely, “AVC Networks,” “Home Appliances,” “Components and Devices,” “MEW and PanaHome*,” “JVC” and “Other.”

For production, Matsushita adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates, to further develop global business. Meanwhile, in Japan, Matsushita’s products are sold through sales channels at several domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the Government and corporations.

For export, sales are handled mainly through sales subsidiaries and agents located in respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries.

Meanwhile, most import operations are carried out internally, with the aim of expanding international economic cooperation.

Certain MEW, PanaHome and JVC products are sold on a proprietary basis at home and abroad.

*	MEW stands for Matsushita Electric Works, Ltd. and PanaHome stands for PanaHome Corporation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

The main products and main group companies for each business segment are as follows:

AVC Networks

Video and audio equipment

Plasma, liquid crystal display (LCD) and cathode ray tube (CRT) TVs, DVD recorders/players, videocassette recorders (VCRs), camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD memory Cards and other recordable media, optical pickup and other electro-optic devices, etc.

Information and communications equipment

Personal computers (PCs), optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, etc.

The main group companies for AVC Networks are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

Panasonic Communications Co., Ltd.

Panasonic Shikoku Electronics Co., Ltd.

Panasonic Corporation of North America

Panasonic AVC Networks Czech, s.r.o.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, medical equipment, etc.

The main group companies for Home Appliances are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Refrigeration Company

Matsushita Ecology Systems Co., Ltd.

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

Panasonic Refrigeration Devices Singapore Pte. Ltd.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Components and Devices

Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

The main group companies for Components and Devices are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Electronic Devices Co., Ltd.

Matsushita Battery Industrial Co., Ltd.

Panasonic Electronic Devices Corporation of America

Panasonic Electronic Devices Malaysia Sdn. Bhd.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior furnishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

The main group companies for MEW and PanaHome are:

Matsushita Electric Works, Ltd.

PanaHome Corporation

JVC

LCD, rear projection, CRT TVs, VCRs, camcorders, DVD recorders/players, CD/DVD/MD audio systems and other audio equipment, car AV equipments, business-use AV systems, motors and other components for precision equipment, recordable media, AV software for DVD, CD and video tapes, AV furniture, etc.

The main group company for JVC is Victor Company of Japan, Ltd.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Other

Electronic-components-mounting machines, industrial robots, welding equipments, bicycles, imported materials and components, etc.

The main group companies for Other are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Factory Solutions Co., Ltd.

Matsushita Welding Systems Co., Ltd.

Panasonic Factory Solutions Singapore Pte. Ltd.

Panasonic Welding Systems (Tangshan) Co., Ltd.

(3)	Changes in Subsidiaries and Associated Companies

Newly affiliated subsidiaries and associated companies, during the first fiscal half ended September 30, 2006, include the following companies.

As consolidated subsidiaries

Panasonic Home Appliances (Hangzhou) Co., Ltd.

Panasonic Global Treasury Center B.V.

The following companies were excluded from affiliated subsidiaries during the first half ended September 30, 2006.

Cable West Inc.

MT Picture Display Corporation of America (New York)

Matsushita Washing Machine India Pvt. Ltd.

(4)	Number of Employees by Business Segment (as of September 30, 2006)

Business Segment	Number of employees
AVC Networks	99,107
Home Appliances	43,212
Components and Devices	78,886
MEW and PanaHome	55,875
JVC	28,509
Other	22,382
Corporate	3,586

Total	331,557

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

II	The Business

(1)	Operating Results

During the first half ended September 30, 2006, despite signs of a slowdown in the U.S. economy with weaker housing investment, the global economic situation as a whole remained steady due mainly to high economic growth in China and the recovery trend of the European economy. The Japanese economy also continued steady growth with favorable export and capital investment.

Meanwhile, in the electronics industry, although there was shown partly a backlash of the FIFA World Cup boom, market conditions were favorable overall. However, there remains a severe business environment due primarily to rising raw materials prices and continuous price declines mainly in digital AV products caused by intensified global competition. Under these circumstances, Matsushita strives to implement growth strategies and strengthen management structures to ensure its future growth trend.

As part of such efforts, the Company aggressively launched and promoted a new series of V-products to capture leading market shares and make a significant contribution to overall business results. Aiming to reinforce its management structures, the Company has made all-out efforts to reduce raw materials costs and eliminate redundancies throughout the Matsushita Group.

During the first half, ended September 30, 2006, consolidated group sales increased 3%, from the previous year’s first half, to 4,389.5 billion yen. Explaining the first half results, the Company cited sales gains mainly in digital audiovisual (AV) products, especially V-products.

Regarding earnings, negative factors such as intensified global price competition and increased raw materials prices were more than offset by comprehensive cost reduction efforts, successive launch of V-products and other positive factors. As a result, the Company’s operating profit* for the first half increased 21% from a year ago to 207.4 billion yen.

Income before income taxes for the six-month period increased 51% to 232.5 billion yen from a year ago. In other income (deductions), the Company recorded gains on the sale of the investments and tangible fixed assets, and incurred less expenses associated with the implementation of early retirement programs, compared with the previous year’s first half. Net income was also up 79% to 115.1 billion yen from the previous year’s first half.

*	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the consolidated statements of income.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

The Company’s first half consolidated results by business segment, as compared with prior year results, are summarized as follows:

AVC Networks

AVC Networks sales increased 1% to 1,908.7 billion yen, compared with last year’s first half. Sales of video and audio equipment increased from the previous year’s first half, due mainly to favorable sales in digital AV products such as flat-panel TVs and digital cameras. In information and communications equipment, the Company recorded strong sales of PCs and automotive electronics, but sales downturns of mobile phones in Japan and overseas and other products led to a decreased sales overall.

Segment profit increased 20% to 101.5 billion yen. This improvement was due mainly to the aforementioned sales increases of digital AV products such as flat-panel TVs and digital cameras.

Home Appliances

Sales of Home Appliances increased 6% to 637.1 billion yen from the previous year’s first half, due mainly to favorable sales of air conditioners and compressors.

Segment profit increased 2% to 40.3 billion yen, due mainly to increased sales of high value-added products mainly in air-conditioners and washing machines, and cost rationalization effects.

Components and Devices

Sales of Components and Devices were also up 1% to 685.3 billion yen from a year ago. Favorable sales in general electronic components, batteries and electric motors led to overall increased sales in this category.

Segment profit increased 50% to 50.6 billion yen, due mainly to profit growth in semiconductors and general electronic components.

MEW and PanaHome

Sales of MEW and PanaHome increased 6% to 891.2 billion yen, compared with the previous year’s first half. At MEW and its subsidiaries, sales gains were recorded in electrical construction materials and electronic and plastic materials. At PanaHome Corporation, sales gains were recorded in detached housing, contributing to overall increased sales.

Segment profit increased 14% to 32.5 billion yen, mainly as a result of sales increases and cost rationalization efforts.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 327.1 billion yen, down 3% compared with the previous year’s first half, due primarily to sluggish sales of AV equipment.

In terms of profitability, this segment recorded a loss of 1.0 billion yen compared with a loss of 4.0 billion yen in the previous year’s first half, mainly as a result of a decrease in sales despite the rationalization effects.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Other

Sales for Other totaled 751.1 billion yen, up 21% from the same period a year ago. Sales gains were recorded in factory automation equipment, contributing to the favorable sales results within this category.

Segment profit increased 11% to 31.9 billion yen, due mainly to sales increases and rationalization efforts.

First-half Results by Domestic and Overseas Company Location*

*	The following information shows the geographical sales and profit by region for the six months ended September 30, 2006.

Japan

Sales of companies in Japan increased 2% to 3,384.2 billion yen, led by digital AV products, including flat-panel TVs and digital cameras, as well as air conditioners. Profit in this region rose 18% to 189.9 billion yen due mainly to increased sales.

Americas

Sales in the Americas increased 2% to 684.2 billion yen from the same period a year ago, due mainly to sales increases in flat-panel TVs, digital cameras and video broadcasting systems, as well as general electronic components. Profit in this region rose 55% from the previous year’s first half to 14.0 billion yen, mainly as a result of sales gains and rationalization effects.

Europe

Sales in this region increased 13% to 553.8 billion yen, due mainly to favorable sales, especially in flat-panel TVs, digital cameras and general electronic components. Profit in this region improved to 6.9 billion yen, compared with a loss of 0.4 billion yen in the previous year’s first half.

Asia and Others

Sales of companies in Asia and Others were up 6% to 1,428.2 billion yen, due mainly to sales gains in flat-panel TVs, digital cameras, washing machines and compressors. Geographical profit increased 3% to 45.2 billion yen, due mainly to favorable sales and cost rationalization effects.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(2)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2007 first half amounted to 197.7 billion yen, compared with 190.2 billion yen in the previous year’s first half. This was attributable mainly to cash inflows from net income in the first half of fiscal 2007.

Cash flows from investing activities

Net cash used in investing activities amounted to 343.1 billion yen, compared with net cash provided by investing activities of 274.4 billion yen in the previous year’s first half. This 343.1 billion yen includes capital expenditures for tangible fixed assets mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors. The movement from a year ago was due mainly to the previous year’s proceeds from the sale of shares of Matsushita Leasing & Credit Co., Ltd.

Cash flows from financing activities

Net cash used in financing activities amounted to 127.8 billion yen, compared with 187.7 billion yen in the previous year’s first half. This was due primarily to a decrease in repayments of long-term debt and bonds as well as a decrease in repurchase of common stock.

All these activities, after adding 13.5 billion yen for the effects of exchange rate changes, resulted in a net decrease of 259.7 billion yen in cash and cash equivalents during the first half of fiscal 2007. Cash and cash equivalents at the end of this first half totaled 1,407.7 billion yen.

(3)	Corporate Management Strategies and Challenges

The Matsushita Group aims to achieve, through cutting-edge technologies, global excellence in 2010 by pursuing the two visions of contributing to the realization of a ubiquitous networking society and coexistence with the global environment. Regarding the business environment for fiscal 2007, Matsushita expects to continue to encounter severe conditions, such as keen competition in the electronics industry, ever-intensifying global price declines in digital products and rising raw materials prices. In fiscal 2007, the final year of the mid-term management plan Leap Ahead 21, Matsushita will further accelerate growth strategies and strengthen management structures.

<Principal Initiatives for Fiscal 2007>

1.	V-products

Matsushita places particular emphasis, as the centerpiece of the Company’s growth strategy, on V-products which feature black-box technologies, environmentally friendly features, while incorporating universal design concepts. In fiscal 2007, the Company expects sales of approximately 1.8 trillion yen in a total of 82 product categories. During the first half of fiscal 2007, V-products, including flat-panel TVs and digital cameras, recorded sales of about 775 billion yen. Matsushita will carry out intensive marketing campaigns that focus on product functions and features. Furthermore, Matsushita will expand the scope of simultaneous global introductions in terms of both products and regions.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

2.	Investment Strategy

Regarding capital expenditures, Matsushita continues to focus investment into strategic businesses including cutting-edge system LSIs and other semiconductors as well as plasma TVs, global demand for which is expected to grow considerably. In PDPs, the Company announced the construction of a fourth domestic factory in Amagasaki, Japan, where operations are scheduled to commence in fiscal 2008. Including the new factory, Matsushita will increase annual production capacity of PDPs to 11.5 million units by fiscal 2009, enabling the Company to meet rapidly expanding global demand.

3.	Overseas Strategy

Matsushita is also strengthening overseas operations, which serve as a “growth engine” for the entire Matsushita Group. The Company will select products and sales channels according to specific strategies in each region or country, and concentrate management resources accordingly. In the growing markets such as China and Russia, as well as Europe and the United States, the Company will strive to strengthen sales initiatives, aiming at expanding sales.

4.	Strengthening Management Structure

In order to further strengthen management structures, Matsushita implemented the Next Cell Production Project in fiscal 2006, which will facilitate a more flexible manufacturing structure. In fiscal 2007, the Company intends to further take advantage of information technology (IT) in promoting large-scale inventory reduction activities. Meanwhile, through various cost reduction activities companywide, the Company will eliminate redundancies throughout all areas of business, to enhance profitability.

5.	Collaboration with MEW

Matsushita strives to achieve further success through collaboration with MEW, by integrating the components and devices and black-box technologies of both companies, in addition to comprehensive utilization of sales channels and augmented overseas businesses.

(4)	Research and Development

Aiming at the realization of a ubiquitous networking society and coexistence with the global environment, Matsushita executed a number of initiatives to accelerate R&D as well as enhancing R&D efficiency and reinforcing intellectual properties strategies.

In order to accelerate its R&D activities, Matsushita has adopted value chain strategies, focused on creating added value, as the core of its R&D strategy. The Company implemented initiatives to hold added value in the Matsushita Group by a vertically integrated business model that facilitates close cooperation between devices and finished products in the Company’s development and manufacturing structure. A representative example is the development of full high-definition (HD) VIERA plasma TVs ranging from the world’s largest 103-inch to 50-inch, which utilize the full HD PEAKS* System that realizes the synergy of panel, driver and processor, and enables to produce high-quality pictures at 1,920 x 1,080 pixel resolution. The Company also strengthened a horizontal value chain, which establishes common platforms for various product categories. A representative example is the development of the Integrated Platform, which combines software and hardware resources across differing digital product categories to improve R&D efficiency and design quality. Advanced system LSIs for this Integrated Platform are used in plasma TVs, DVD recorders with built-in hard disc drives, and camcorders, etc.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Furthermore, the Company has reinforced activities regarding universal designs and eco-friendly innovations in order to realize ease-of-use of high performance digital products and reduce the environmental impacts.

Matsushita’s R&D expenditures for the first half of fiscal 2007 totaled 281,824 million yen.

*	The name PEAKS is used only in the Japanese market.

The following is the breakdown of R&D expenditures by business segment:

Business Segment	Yen (millions)
AVC Networks	136,090
Home Appliances	27,516
Components and Devices	57,576
MEW and PanaHome	31,100
JVC	18,457
Other	5,106
Other R&D expenditures	5,979

Total	281,824

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

III	Property, Plant and Equipment

(1)	Capital Investment*

During the first half ended September 30, 2006, the Company invested a total of 206,123 million yen in property, plant and equipment, with emphasis on production facilities in such strategically important areas as digital AV equipment and key components and devices. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
AVC Networks	79,594
Home Appliances	20,609
Components and Devices	60,570
MEW and PanaHome	18,791
JVC	6,186
Other	5,960

Subtotal	191,710
Corporate	14,413

Total	206,123

*	The above figures are calculated on an accrual basis.

The main emphasis of capital investment is as follows:

AVC Networks	:	New products in the digital AV and information equipment areas, increase of production capacity and rationalization of production

Home Appliances	:	New home appliance products and increase of production capacity

Components and Devices	:	New semiconductors and electronic components and increase of production capacity

MEW and PanaHome	:	New products in the lighting, building products and automation controls equipment areas and rationalization of production

JVC	:	New products in the digital AV equipment and rationalization of production

Other	:	New products in the FA equipment area and rationalization of production

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2006: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on the New York stock exchange.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2006: 258,740 million yen

(3)	Major Shareholders:

	As of September 30, 2006
Name of Shareholder	Share ownership (in thousands of shares)	Percentage of total issued
Moxley & Co.	171,736	7.00%
The Master Trust Bank of Japan, Ltd. (trust account)	149,706	6.10
Japan Trustee Services Bank, Ltd. (trust account)	115,979	4.72
Nippon Life Insurance Co.	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,725	2.35
State Street Bank and Trust Co.	36,472	1.48
Sumitomo Life Insurance Co.	35,382	1.44
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Matsushita Electric Employee Shareholding Association	33,907	1.38
State Street Bank and Trust Co. 505103	30,990	1.26

Total of above top 10 shareholders	734,006	29.92%

Notes:	1.	Figures less than one thousand shares are omitted, thereby the sum of the figures may differ from the total.

	2.	The Company holds 260,137 thousand shares (10.60% of total issued shares) of its own common stock.

	3.	The Company is aware of the August 17, 2006 filing by Barclays Trust & Banking Co., Ltd. and its 9 affiliates, stating that, as of the end of June 2005, they owned, beneficially or of record, 81,124 thousand shares, 3.31% in total of the issued shares of the Company’s common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(4)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2007:

	Yen
	April	May	June	July	August	September
High	2,870	2,850	2,545	2,430	2,530	2,550
Low	2,625	2,405	2,155	2,080	2,300	2,395

V	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2006 and 2005 and March 31, 2006

	Yen (millions)
	September 30,		March 31,
Assets	2006	2005	2006
Current assets:
Cash and cash equivalents	1,407,706	1,455,714	1,667,396
Time deposits	171,118	213,543	11,001
Short-term investments (Note 3)	60,859	16,252	56,753
Trade receivables:
Notes	62,892	75,884	66,707
Accounts	1,104,761	1,055,611	1,117,508
Allowance for doubtful receivables	(37,249)	(40,093)	(37,400)

Net trade receivables	1,130,404	1,091,402	1,146,815

Inventories (Note 2)	1,036,870	1,006,422	915,262
Other current assets	593,005	527,454	609,326

Total current assets	4,399,962	4,310,787	4,406,553

Investments and advances (Note 3)	1,161,423	1,197,666	1,100,035
Property, plant and equipment (Note 5):
Land	382,871	385,560	374,989
Buildings	1,643,154	1,638,314	1,667,764
Machinery and equipment	3,155,406	3,067,466	3,142,607
Construction in progress	89,213	80,105	71,037

	5,270,644	5,171,445	5,256,397
Less accumulated depreciation	3,624,871	3,535,983	3,624,058

Net property, plant and equipment	1,645,773	1,635,462	1,632,339

Other assets:
Goodwill (Note 5)	415,006	462,533	413,137
Intangible assets (Note 5)	103,300	100,086	104,158
Other assets	266,561	383,457	308,418

Total other assets	784,867	946,076	825,713

	7,992,025	8,089,991	7,964,640

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2006 and 2005 and March 31, 2006

	Yen (millions)
	September 30,		March 31,
Liabilities and Stockholders’ Equity	2006	2005	2006
Current liabilities:
Short-term borrowings, including current portion of long-term debt	315,143	359,033	339,845
Trade payables:
Notes	54,877	42,781	66,316
Accounts	905,861	850,719	914,963

Total trade payables	960,738	893,500	981,279

Accrued income taxes	53,711	49,277	51,128
Accrued payroll	138,801	136,555	142,594
Other accrued expenses	896,011	843,304	842,467
Deposits and advances from customers	88,829	97,937	90,600
Employees’ deposits	565	115,867	14,065
Other current liabilities	435,252	376,635	423,090

Total current liabilities	2,889,050	2,872,108	2,885,068

Noncurrent liabilities:
Long-term debt	263,005	429,250	264,070
Retirement and severance benefits	369,661	572,488	414,266
Other liabilities	111,741	107,939	112,024

Total noncurrent liabilities	744,407	1,109,677	790,360

Minority interests	502,301	482,089	501,591
Stockholders’ equity:
Common stock (Note 6)	258,740	258,740	258,740
Capital surplus	1,234,342	1,231,516	1,234,289
Legal reserve	88,342	87,813	87,526
Retained earnings	2,668,102	2,507,767	2,575,890
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(132,308)	(182,182)	(162,331)
Unrealized holding gains of available-for-sale securities (Note 3)	137,838	127,848	145,306
Unrealized gains of derivative instruments (Note 10)	138	8,704	1,326
Minimum pension liability adjustments	(14,764)	(86,225)	(10,420)

Total accumulated other comprehensive income (loss)	(9,096)	(131,855)	(26,119)

Treasury stock, at cost (Note 6)	(384,163)	(327,864)	(342,705)

Total stockholders’ equity	3,856,267	3,626,117	3,787,621
Commitments and contingent liabilities (Note 11)

	7,992,025	8,089,991	7,964,640

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Six months ended September 30, 2006 and 2005 and year ended March 31, 2006

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Revenues, costs and expenses:
Net sales	4,389,494	4,259,213	8,894,329
Cost of sales	(3,085,049)	(2,957,166)	(6,155,297)
Selling, general and administrative expenses	(1,097,054)	(1,130,960)	(2,324,759)
Interest income	11,860	11,143	28,216
Dividends received	4,150	4,759	6,567
Other income (Note 10)	70,435	48,205	147,399
Interest expense	(10,193)	(10,233)	(21,686)
Goodwill impairment (Note 5)	—	—	(50,050)
Other deductions (Notes 5, 9 and 10)	(51,169)	(70,850)	(153,407)

Income before income taxes	232,474	154,111	371,312

Provision for income taxes:
Current	61,319	59,477	96,341
Deferred	38,354	25,951	70,748

	99,673	85,428	167,089

Income before minority interests and equity in gains (losses) of associated companies	132,801	68,683	204,223

Minority interests	17,932	(6,596)	(987)

Equity in gains (losses) of associated companies	254	(10,872)	(50,800)

Net income	115,123	64,407	154,410

	Yen
Net income per share of common stock (Note 8):
Basic	52.38	28.82	69.48
Diluted	52.38	28.82	69.48

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Six months ended September 30, 2006 and 2005 and year ended March 31, 2006

	Yen (millions)
	Six months ended September 30, 2006
	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balances at beginning of period	258,740	1,234,289	87,526	2,575,890	(26,119)	(342,705)	3,787,621
Gain from sale of treasury stock		53					53
Transfer from retained earnings			816	(816)			—
Cash dividends				(22,095)			(22,095)
Disclosure of comprehensive income (loss):
Net income				115,123			115,123
Translation adjustments					30,023		30,023
Unrealized holding gains (losses) of available-for-sale securities					(7,468)		(7,468)
Unrealized gains (losses) of derivative instruments					(1,188)		(1,188)
Minimum pension liability adjustments					(4,344)		(4,344)

Total comprehensive income							132,146

Repurchase of common stock, net						(41,458)	(41,458)

Balances at end of period	258,740	1,234,342	88,342	2,668,102	(9,096)	(384,163)	3,856,267

	Yen (millions)
	Six months ended September 30, 2005
	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balances at beginning of period	258,740	1,230,701	87,838	2,461,071	(238,377)	(255,721)	3,544,252
Gain from sale of treasury stock		17					17
Increase (decrease) mainly in capital transactions		798	(750)	(48)			—
Transfer from retained earnings			725	(725)			—
Cash dividends				(16,938)			(16,938)
Disclosure of comprehensive income (loss):
Net income				64,407			64,407
Translation adjustments					63,460		63,460
Unrealized holding gains (losses) of available-for-sale securities					55,240		55,240
Unrealized gains (losses) of derivative instruments					2,301		2,301
Minimum pension liability adjustments					(14,479)		(14,479)

Total comprehensive income							170,929

Repurchase of common stock, net						(72,143)	(72,143)

Balances at end of period	258,740	1,231,516	87,813	2,507,767	(131,855)	(327,864)	3,626,117

							(Continued )

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Six months ended September 30, 2006 and 2005 and year ended March 31, 2006

	Yen (millions)
	Year ended March 31, 2006
	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balances at beginning of period	258,740	1,230,701	87,838	2,461,071	(238,377)	(255,721)	3,544,252
Gain from sale of treasury stock		62					62
Increase (decrease) mainly in capital transactions		3,526	(750)	(48)			2,728
Transfer from retained earnings			438	(438)			—
Cash dividends				(39,105)			(39,105)
Disclosure of comprehensive income (loss):
Net income				154,410			154,410
Translation adjustments					83,311		83,311
Unrealized holding gains (losses) of available-for-sale securities					72,698		72,698
Unrealized gains (losses) of derivative instruments					(5,077)		(5,077)
Minimum pension liability adjustments					61,326		61,326

Total comprehensive income							366,668

Repurchase of common stock, net						(86,984)	(86,984)

Balances at end of period	258,740	1,234,289	87,526	2,575,890	(26,119)	(342,705)	3,787,621

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2006 and 2005 and year ended March 31, 2006

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Cash flows from operating activities:
Net income	115,123	64,407	154,410
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	152,148	150,524	309,399
Net gain on sale of investments	(31,119)	(19,054)	(47,449)
Provision for doubtful receivables	3,633	2,732	8,409
Deferred income taxes	38,354	25,951	70,748
Write-down of investment securities (Note 9)	2,947	6,666	35,292
Impairment loss on long-lived assets (Note 5)	1,016	5,433	66,378
Minority interests	17,932	(6,596)	(987)
(Increase) decrease in trade receivables	30,129	(6,265)	(31,042)
(Increase) decrease in inventories	(105,153)	(94,925)	36,498
(Increase) decrease in other current assets	43,697	(14,584)	(57,990)
Increase (decrease) in trade payables	(19,314)	76,916	112,340
Increase (decrease) in accrued income taxes	2,486	3,047	3,872
Increase (decrease) in accrued expenses and other current liabilities	11,027	37,548	37,108
Increase (decrease) in retirement and severance benefits	(59,093)	(35,187)	(73,180)
Increase (decrease) in deposits and advances from customers	(4,039)	(1,750)	(13,304)
Other	(2,123)	(4,651)	(35,084)

Net cash provided by operating activities	197,651	190,212	575,418

Cash flows from investing activities:
Proceeds from sale of short-term investments	31,014	7,341	41,867
Purchase of short-term investments	(4,474)	—	(54,967)
Proceeds from disposition of investments and advances	56,817	373,936	849,409
Increase in investments and advances	(167,023)	(126,019)	(385,865)
Capital expenditures	(206,903)	(196,472)	(356,751)
Proceeds from disposals of property, plant and equipment	100,290	90,381	168,631
(Increase) decrease in time deposits	(170,117)	81,826	141,289
Proceeds from sale of shares of subsidiaries and dividends received	40,548	62,948	63,083
Other	(23,219)	(19,560)	(59,605)

Net cash (used in) provided by investing activities	(343,067)	274,381	407,091

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2006 and 2005 and year ended March 31, 2006

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(10,977)	27,321	15,037
Increase (decrease) in employees’ deposits	(13,507)	(3,480)	(104,835)
Proceeds from long-term debt	33,500	30,653	30,653
Repayments of long-term debt	(63,901)	(148,198)	(328,243)
Dividends paid	(22,095)	(16,938)	(39,105)
Dividends paid to minority interests	(9,412)	(9,638)	(16,281)
Repurchase of common stock	(41,562)	(72,214)	(87,150)
Sale of treasury stock	157	88	228
Other	—	4,725	5,128

Net cash used in financing activities	(127,797)	(187,681)	(524,568)

Effect of exchange rate changes on cash and cash equivalents	13,523	9,046	39,699

Net increase (decrease) in cash and cash equivalents	(259,690)	285,958	497,640

Cash and cash equivalents at beginning of period	1,667,396	1,169,756	1,169,756

Cash and cash equivalents at end of period	1,407,706	1,455,714	1,667,396

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics,” “Quasar,” “Victor,” “JVC” and “PanaHome.”

Sales for the six months ended September 30, 2006 were categorized as follows: AVC Networks—40%, (Video and audio equipment 18%, Information and communications equipment 22%), Home Appliances—14%, Components and Devices—13%, MEW and PanaHome—19%, JVC—7%, and Other—7%. A sales breakdown by geographical market was as follows: Japan—50%, North and South America—16%, Europe—13%, and Asia and Others—21%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R).

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company changed the presentation of “deposits and advances from customers” from net cash used in financing activities to net cash provided by operating activities in the consolidated statements of cash flows for the year ended March 31, 2006. In addition, the Company revised the corresponding prior period presentation. The revision decreased net cash provided by operating activities and increased net cash used in financing activities by 1,750 million yen for the six months ended September 30, 2005. These changes were not material to the consolidated statements of cash flows for the six months ended September 30, 2005.

(d)	Revenue Recognition

The Company generates revenue principally through the sale of consumer and industrial products, equipment, and supplies. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21).

The Company’s policy is to accept product returns only in the case that the products are defective. The Company issues contractual product warranties under which it guarantees the performance of products delivered and services rendered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

Historically, the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of income. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience or specific arrangements made with the distributors.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the later of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

(e)	Leases

The Company accounts for leases in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, “Accounting for Leases.” Leases of the assets under certain conditions are recorded as capital leases and are included in property, plant and equipment in the consolidated balance sheets.

(f)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation

Foreign currency financial statements are translated in accordance with SFAS No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at period-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

Certain assets with a net book value of 1,058 million yen are collateralized.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually based on assessment of current estimated fair value of the intangible asset. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected by the asset. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j)	Investments and Advances

Investments and advances primarily consist of investments in and advances to associated companies, cost method investments, available-for-sale securities, and long-term deposits. Cost method investments and long-term deposits are recorded at historical cost.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% ownership interest, and corporate joint ventures. The Company also uses the equity method for some subsidiaries if the minority shareholders have substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, is recognized as equity method goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment as part of the equity method investment.

The Company accounts for debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Realized gains and losses are determined on the average cost method and reflected in earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

Investments in associated companies, cost method investments and available-for-sale securities are reduced to fair value by a charge to earnings when impairment is considered to be other than temporary. Impairment is measured based on the amount by which the carrying amount or cost basis of the investment exceeds its fair value. Fair value is determined based on quoted market prices, discounted cash flows or other valuation techniques as appropriate.

(k)	Allowance for Doubtful Receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(l)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)	Advertising

Advertising costs are expensed as incurred.

(n)	Net Income per Share

The Company accounts for net income per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income per share and requires dual presentation of basic and diluted net income per share on the face of the statements of income for all entities with complex capital structures.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under SFAS No. 128, basic net income per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(o)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(p)	Derivative Financial Instruments

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

The Company accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The Company recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company ordinarily designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Impairment of Long-Lived Assets

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(r)	Restructuring Charges

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Pursuant to SFAS No. 146, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(s)	Stock-Based Compensation

SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R) addresses accounting and disclosure requirements with measurement of the cost of employee service using a fair-value-based method of accounting for stock-based employee compensation plans.

Until fiscal 2006, the Company applied the intrinsic-based-method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for its stock option plans and adopted only the disclosure requirements of SFAS No. 123 “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123” until fiscal 2006. The Company adopted SFAS No. 123R for the six months ended September 30, 2006.

If the accounting provision of SFAS No. 123R had been adopted, the impact on the Company’s net income for the six months ended September 30, 2005 and for the year ended March 31, 2006 would not be material.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(u)	Reclassifications

Certain reclassifications have been made to the consolidated financial statements for the six months ended September 30, 2005 to conform with the presentation used for the six months ended September 30, 2006.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Inventories

Inventories at September 30, 2006 and 2005 and March 31, 2006 are summarized as follows:

	Yen (millions)
	September 30,		March 31,
	2006	2005	2006
Finished goods	623,604	578,116	534,766
Work in process	144,020	149,227	126,152
Raw materials	269,246	279,079	254,344

	1,036,870	1,006,422	915,262

(3)	Investments in Securities

In accordance with SFAS No. 115, the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments and investments and advances at September 30, 2006 and 2005 and March 31, 2006 are as follows:

	Yen (millions)
	September 30, 2006
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	50,609	50,610	1
Other	10,249	10,249	—

	60,858	60,859	1

Noncurrent:
Equity securities	250,977	530,297	279,320
Bonds	132,502	132,995	493
Other	6,730	6,863	133

	390,209	670,155	279,946

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	September 30, 2005
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	14,221	14,223	2
Other	2,029	2,029	—

	16,250	16,252	2

Noncurrent:
Equity securities	223,641	486,099	262,458
Bonds	103,594	103,551	(43)
Other	18,232	18,244	12

	345,467	607,894	262,427

	Yen (millions)
	March 31, 2006
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	31,528	31,512	(16)
Other	25,241	25,241	—

	56,769	56,753	(16)

Noncurrent:
Equity securities	230,400	527,705	297,305
Bonds	123,080	122,380	(700)
Other	18,580	18,654	74

	372,060	668,739	296,679

The aggregate cost of the Company’s cost method investments totaled 32,510 million yen, 195,282 million yen and 35,211 million yen at September 30, 2006 and 2005 and March 31, 2006, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Leases

The Company has operating leases for certain machinery and equipment. Future minimum lease payments under operating leases at September 30, 2006 are as follows:

Yen (millions)
Due within 1 year	52,006
Due after 1 year within 2 years	53,645
Due after 2 years within 3 years	32,416
Due after 3 years within 4 years	26,268
Due after 4 years within 5 years	29,072
Thereafter	4,739

Total minimum lease payments	198,146

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of income, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 1,016 million yen of property, plant and equipment for the six months ended September 30, 2006.

The impairment losses mainly consist of the impairment of certain manufacturing facilities used in connection with glass lenses and certain sensor at a domestic subsidiary. Due to the low profitability by reduction of the production and low sales with the delay of new product introduction compared to original plan, the Company wrote down the carrying amount of these assets to the recoverable amount. The fair value was based on discounted estimated future cash flows.

Impairment losses of 837 million yen, 153 million yen and 26 million yen were related to “Components and Devices,” “MEW and PanaHome” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 5,433 million yen of property, plant and equipment for the six months ended September 30, 2005.

The impairment losses mainly consist of the impairment of certain unused assets and manufacturing facilities at domestic and overseas subsidiaries. Due to the decline of the fair value of the unused assets and lower profitability of their business, the Company wrote down the carrying amount of these assets to the recoverable amount. The fair value of the land, buildings and manufacturing facilities was determined by specific appraisal or based on discounted estimated future cash flow.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The remaining impairment loss is mainly related to write-down of land, buildings and equipments for information and communications products at domestic manufacturing subsidiaries. Due mainly to the weak market demand and plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value was determined by estimating the market value.

Impairment losses of 2,462 million yen, 406 million yen, 1,868 million yen and 697 million yen were related to “AVC Networks,” “Home Appliances,” “MEW and PanaHome” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 16,230 million yen of property, plant and equipment during fiscal 2006.

The Company decided to sell certain land and buildings, and classified those land and buildings as assets held for sale. These assets are included in other current assets in the consolidated balance sheet and the Company recognized an impairment loss. The fair value of the land and buildings was determined by using a purchase price offered by a third party.

The Company also recorded impairment losses related to write-down of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to carry out selection and concentration of businesses, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flows expected to result from the use of the buildings and their eventual disposition.

Impairment losses of 4,260 million yen, 2,771 million yen, 2,488 million yen, 2,754 million yen and 3,957 million yen were related to “AVC Networks,” “Components and Devices,” “MEW and PanaHome,” “Other” and the remaining segments, respectively.

The Company recognized an impairment loss of 50,050 million yen during fiscal 2006 related to goodwill of a mobile communication subsidiary. The Company also recognized an impairment loss of 98 million yen of non-amortizing intangible assets, in connection with the decline of their market value during fiscal 2006.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Number of shares

Number of shares of common stock authorized and issued and number of shares of treasury stock as of September 30, 2006 and 2005 and March 31, 2006 are as follows:

	Number of shares
	September 30,		March 31,
	2006	2005	2006
Common stock
Authorized	4,950,000,000	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497	2,453,053,497
Treasury stock	260,137,934	236,275,429	243,521,506

(7)	Net Assets per Share

Net assets per share as of September 30, 2006 and 2005 and March 31, 2006 are as follows:

	Yen
	September 30,		March 31,
	2006	2005	2006
Net assets per share	1,758.51	1,635.76	1,714.22

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Net income available to common stockholders	115,123	64,407	154,410

	Number of shares
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Average common shares outstanding	2,197,901,732	2,234,699,257	2,222,376,333
Dilutive effect of assumed conversions:
Stock options	17,912	1,002	11,909

Diluted common shares outstanding	2,197,919,644	2,234,700,259	2,222,388,242

	Yen
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Net income per share:
Basic	52.38	28.82	69.48
Diluted	52.38	28.82	69.48

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Supplementary Information to the Statements of Income and Cash Flows

Included in other deductions of revenues, costs and expenses for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006 is a loss of 4,292 million yen, 20,774 million yen and 37,019 million yen, respectively, associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries.

A write-down of 2,947 million yen, 6,666 million yen and 35,292 million yen on investment securities is included in other deductions of revenues, costs and expenses for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006, respectively.

Included in other deductions for the year ended March 31, 2006 are claim expenses of 34,340 million yen.

Foreign exchange gains and losses included in other deductions for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006 is a loss of 11,842 million yen, 5,218 million yen and 13,475 million yen, respectively.

Income taxes and interest expenses paid and noncash investing and financing activities for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
a) Cash paid:
Interest	11,217	10,640	21,853
Income taxes	58,736	56,430	92,469
b) Noncash investing and financing activities:
Conversion of bonds	—	—	20,330

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006. Amounts included in accumulated other comprehensive income (loss) at September 30, 2006 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

(11)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for associated companies and customers are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At September 30, 2006, the maximum amount of undiscounted payments the Company would have to make in the event of default is 18,892 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30, 2006 and 2005 and March 31, 2006 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2006, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 42,874 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30, 2006 and 2005 and March 31, 2006 was insignificant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contingent liabilities at September 30, 2006 for discounted export bills of exchange amounted to 948 million yen.

There are a number of legal actions against the Company. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(12)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Sales:
AVC Networks:
Customers	1,860,445	1,835,265	3,894,274
Intersegment	48,261	46,543	91,814

Total	1,908,706	1,881,808	3,986,088
Home Appliances:
Customers	551,963	524,529	1,069,282
Intersegment	85,182	79,195	171,920

Total	637,145	603,724	1,241,202
Components and Devices:
Customers	491,112	473,865	954,011
Intersegment	194,235	206,961	414,247

Total	685,347	680,826	1,368,258
MEW and PanaHome:
Customers	868,396	813,468	1,695,949
Intersegment	22,780	23,915	51,258

Total	891,176	837,383	1,747,207
JVC:
Customers	324,013	333,672	697,150
Intersegment	3,135	2,600	5,966

Total	327,148	336,272	703,116
Other:
Customers	293,565	278,414	583,663
Intersegment	457,506	340,389	731,629

Total	751,071	618,803	1,315,292
Eliminations	(811,099)	(699,603)	(1,466,834)

Consolidated total	4,389,494	4,259,213	8,894,329

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Segment profit:
AVC Networks	101,495	84,817	190,885
Home Appliances	40,252	39,520	77,135
Components and Devices	50,631	33,664	81,111
MEW and PanaHome	32,525	28,546	72,694
JVC	(1,000)	(3,999)	(5,782)
Other	31,908	28,684	62,225
Corporate and eliminations	(48,420)	(40,145)	(63,995)

Total segment profit	207,391	171,087	414,273

Interest income	11,860	11,143	28,216
Dividends received	4,150	4,759	6,567
Other income	70,435	48,205	147,399
Interest expense	(10,193)	(10,233)	(21,686)
Goodwill impairment	—	—	(50,050)
Other deductions	(51,169)	(70,850)	(153,407)

Consolidated income before income taxes	232,474	154,111	371,312

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Sales:
Japan	2,180,105	2,173,710	4,611,440
North and South America	696,923	682,267	1,387,424
Europe	566,141	507,064	1,113,556
Asia and Others	946,325	896,172	1,781,909

Consolidated total	4,389,494	4,259,213	8,894,329

United States of America included in North and South America	607,546	597,572	1,206,357

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2006	2005	2006
Sales:
Japan:
Customers	2,346,930	2,358,758	4,945,802
Intersegment	1,037,297	945,136	1,944,537

Total	3,384,227	3,303,894	6,890,339
North and South America:
Customers	673,379	657,732	1,340,352
Intersegment	10,801	11,887	26,185

Total	684,180	669,619	1,366,537
Europe:
Customers	538,277	482,023	1,067,306
Intersegment	15,532	9,045	20,361

Total	553,809	491,068	1,087,667
Asia and Others:
Customers	830,908	760,700	1,540,869
Intersegment	597,244	583,763	1,175,492

Total	1,428,152	1,344,463	2,716,361
Eliminations	(1,660,874)	(1,549,831)	(3,166,575)

Consolidated total	4,389,494	4,259,213	8,894,329

Geographical profit:
Japan	189,872	160,947	374,129
North and South America	13,974	8,997	16,773
Europe	6,850	(386)	4,511
Asia and Others	45,172	43,971	81,337
Corporate and eliminations	(48,477)	(42,442)	(62,477)

Consolidated total	207,391	171,087	414,273